FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 19, 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 19, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 19, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

EMBARGOED UNTIL 7.00am BST 19 April 2005

ARM HOLDINGS PLC – RESULTS FOR THE QUARTER ENDED 31 MARCH 2005

Dollar revenues* in Q1 2005 of $103.2 million, up 23% on aggregate ARM and Artisan revenues of $83.6 million reported in Q1 2004 – combined business remains on track for at least 20% dollar revenue growth in 2005

CAMBRIDGE, UK, 19 April 2005—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the first quarter ended 31 March 2005

HIGHLIGHTS (Figures in US GAAP)

First quarter ended 31 March 2005
  Total revenues in Q1 2005 at £55.0 million. Total dollar revenues* at $103.2 million, up 23% on aggregate ARM and Artisan revenues in Q1 2004

  At $79.2 million, dollar revenues* from the original ARM business up 6% sequentially and 27% ahead of Q1 2004. Licensing and royalty revenues up in dollar terms* 23% and 31% respectively on Q1 2004. Seventeen licenses for microprocessor cores signed in the quarter

  At $24.0 million, dollar revenues* from the Physical Intellectual Property Division (PIPD) up 12% on Q1 2004. Licensing and royalty revenues up in dollar terms* 6% and 28% respectively on Q1 2004. PIPD backlog remains near an historically high level at end Q1 2005

  PIPD license bookings in Q1 2005 include the first two instances of PIPD technology being licensed to existing ARM partners since completion of the merger

  Total operating expenses in Q1 2005 of £37.2 million, including acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million

  Operating margin, excluding acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million, at 32.4% (see note 4.1), comprising 31.7% in the original ARM business and 34.9% in PIPD

  Income before income tax at £12.5 million, including acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million. Income before income tax, excluding these charges, at £18.8 million

  Consolidated cash position of £141.8 million(4.4) at 31 March 2005, compared to £128.5 million at the start of 2005, after adjusting for £14.3 million of transaction costs paid in Q1. Pro forma net cash generation of £13.2 million in the quarter(4.6)

  Earnings per fully diluted share in Q1 2005 of 0.6 pence (3.6 cents per ADS**). Earnings per fully diluted share, before acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3million, at 1.0 pence(4.7) (5.4 cents per ADS**)

* Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars
** Each American Depositary Share (ADS) represents three shares

Commenting on the first quarter results, Warren East, Chief Executive Officer, said:

“I am pleased to announce that the integration of Artisan and ARM is progressing to plan and that the momentum in the business continues, with dollar revenues up 23% on the aggregate ARM and Artisan revenues in Q1 2004. We are well placed to capitalise on the opportunities that the combination of ARM and Artisan brings and are encouraged that Q1 has seen the first instances of existing ARM licensees taking Artisan's physical IP. This progress gives us further confidence that both underlying businesses can achieve at least 20% growth in dollar revenues as outlined at our Q4 results.”

Tim Score, Chief Financial Officer, added:

“Operating margins in excess of 30% in both the original ARM business and in the Physical IP division demonstrate the robust condition of the business as a whole as well as the attractive business model and financial profile of the enlarged ARM group.”

Operating and financial review
(US GAAP unless otherwise stated)

Market conditions, current trading and prospects
We expressed confidence in January that, notwithstanding a likely flatter trading environment in 2005 for the semiconductor industry as a whole, both the original ARM business and PIPD were capable of growing dollar revenues by at least 20% in 2005 (assuming a normalized base for PIPD in calendar 2004 of approximately $95 million).

Total group dollar revenues in the first quarter of 2005 are 23% ahead of the aggregate revenues reported by ARM and Artisan in Q1 2004 with the original ARM business up by 27% and PIPD 12% ahead. Having accomplished the integration objectives that we set out to achieve in Q1, including the combination of the ARM and PIPD sales forces into one integrated regionally-based worldwide sales force, we remain confident of achieving dollar revenue growth of at least 20% in both underlying businesses in the full year 2005, with license revenues underpinned by both a healthy order backlog and a robust sales opportunity pipeline, good underlying momentum in royalty revenues and continued steady growth in development systems revenues.

Total revenues
Total revenues for the first quarter of 2005 amounted to £55.0 million. In US dollar terms*, first quarter revenues of $103.2 million were 23% up on the aggregate ARM and Artisan revenues of $83.6 million(4.10) in Q1 2004. The effective US dollar to sterling exchange rate for ARM in Q1 2005 was $1.875 compared to $1.80 in Q4 2004 and $1.78 in Q1 2004.

License revenues
Total license revenues in the first quarter were £24.7 million representing 45% of group revenues. License revenues comprised £16.3 million from the original ARM business and £8.4 million from PIPD. In US dollar terms*, license revenues from the original ARM business of $30.0 million in Q1 2005 were 4% ahead of Q4 2004 and 23% up on Q1 2004.

Seventeen licenses for microprocessor cores were signed in the first quarter of 2005. Eight new partners took a total of nine licenses, comprising two per use licenses from the ARM7™ family, five per use licenses from the ARM9™ family, one license for the SC100™ processor and one license for the next-generation Cortex™-M3 processor. Five existing partners took licenses for a further eight cores, comprising one derivative and one upgrade to the ARM7 family, one derivative and two upgrades to the ARM9 family and three upgrades to the ARM11™ family.

Following a 15% sequential increase in the ARM standalone order backlog in Q4 2004, the backlog at the end of Q1 is some 10% lower than at the end of Q4. Based on the sales opportunity pipeline, however, we remain confident that the positive trend in order backlog experienced in recent quarters will continue in to the medium term.

Royalty revenues
Total royalty revenues in the first quarter were £20.9 million representing 38% of total group revenues. Royalty revenues comprised £16.8 million from the original ARM business and £4.1 million from PIPD. In US dollar terms*, royalty revenues from the original ARM business of $31.6 million in Q1 2005 were 7% up sequentially and 31% up on Q1 2004.

Royalty revenues recognized in the original ARM business in the quarter ended 31 March 2005 (we receive and report royalty data one quarter in arrears) were $31.6 million based on unit shipments of 389 million, up 40% on the same period a year ago. The average royalty rate per unit reported in the first quarter was 8.1 cents compared to 8.0 cents per unit in Q4 2004. Of the total unit shipments reported in the first quarter, 29% related to units based on ARM9 family technology. Unit shipments based on the ARM926EJ-S™ microprocessor accounted for approximately 5% of total shipments in the quarter.

In Q1 2005, the proportion of total unit shipments accounted for by the wireless segment was 65%, representing 252 million units. The 35% relating to the aggregate shipments in all sectors other than wireless represents 137 million units in Q1 2005, an increase of 68% on Q1 2004. In Q1 2005 unit shipments have grown particularly strongly compared to Q4 2004 in the consumer and storage segments.

Development Systems and Service revenues
Sales of development systems were £5.7 million, representing 10% of total group revenues. In US dollar terms, development systems revenues were $11.0 million this quarter, 6% up sequentially and 53% up on Q1 2004. Consistent growth in recent quarters in development systems sales has been enhanced by sales of electronic system level (ESL) tools following the acquisition of Axys in the second half of 2004. Service revenues were £3.6 million, representing 7% of total group revenues.

PIPD developments
Total revenues earned by PIPD in Q1 2005 were $24.6 million (before a reduction of $0.6 million as a result of fair value adjustments made to deferred revenue on acquisition), compared to $15 million in Q4 2004 and $21.4 million in Q1 2004. Reported revenues in Q1 2005 comprised license revenues of $16.2 million and royalty revenues of $7.8 million, compared to $7.0 million and $8.0 million respectively in Q4 2004.

License bookings in Q1 2005 include the first two instances, since the combination of ARM and Artisan, of PIPD technology being licensed to existing ARM semiconductor partners. The order backlog at the end of Q1 2005 remains near an historically high level.

As with the original ARM business, PIPD receive and report royalty data one quarter in arrears. PIPD also carries out an ongoing dialogue with its foundry partners to ensure that royalty payments are accurate and up to date. This process includes regular audits being carried out by third party accounting firms. As a result, reported quarterly royalty revenues will often include amounts which relate to shipments made in prior periods (“catch-up” royalties). Such amounts are hard to forecast and have varied significantly from quarter to quarter. Royalty revenues in Q1 2005 of $7.8 million included approximately $0.8 million of “catch-up” royalties, implying a base level of royalties of $7 million. The base level of royalties has been growing steadily over recent quarters.

The integration of ARM and Artisan is progressing to plan. The ARM and Artisan sales teams have been combined into one regionally structured worldwide sales force and have achieved the first sales of PIPD licenses to existing ARM semiconductor partners. We have also rationalized and consolidated offices and support activities, including the closure of the ARM office in Los Gatos, California and relocated its employees to Artisan’s Sunnyvale facility, the new headquarters for ARM in the US. Further, we have started to expand the capability of the Bangalore Design Centre acquired as part of the Artisan transaction by supplementing the PIPD engineering team already there with 22 new employees, who have been hired in the last 6 weeks, to work on engineering and support activities relating to the original ARM business, including embedded software, CPU design verification, customer support and engineering work for development systems. We plan to grow headcount further in Bangalore during 2005.

We have also introduced the first innovative business model to result from the combination of ARM and Artisan, with the announcement on 11 April 2005 of the launch of the ARM DesignStart™ programme, a potentially significant broadening of the reach of ARM’s existing Foundry Programme, which allows developers access to the ARM7TDMI® processor for the TSMC, UMC, SMIC and Chartered Semiconductor process technologies at no initial charge. By leveraging the web-based distribution channel developed by Artisan, developers are able to gain early access to ARM technology to complete the design process all the way through to chip-level verification. Once the design is finished and ready for fabrication, a single-use design license can be purchased from ARM to receive a full set of deliverables, enabling tape out and manufacture at any of the supported foundries. The initial response to the launch of DesignStart has been very encouraging. ARM launched the original Foundry Programme in 2000, since which time 90 single use licenses have been signed with 68 companies.

Following the completion of the ARM and Artisan combination at the end of 2004 and the achievement of our initial integration objectives in the first quarter, the PIPD management organization has been developed to reflect PIPD’s status as a semi-autonomous division of ARM rather than a standalone public company.

Mark Templeton, former President and Chief Executive Officer of Artisan, who joined the Board of ARM Holdings plc in December 2004, becomes Chief Strategy Officer of the ARM group and President of ARM Inc and will focus on the strategic development of ARM as a whole and be closely involved in the development of ARM’s profile in the US, both within the semiconductor industry and within financial markets.

Brent Dichter, formerly the VP of Engineering at Artisan, has been appointed as the General Manager of PIPD. Brent reports to Tudor Brown, Chief Operating Officer of ARM.

Gross margins
Group gross margins for the first quarter were 89%, comprising 93% for the original ARM business and 75% for PIPD. The increased gross margin compared to Q4 2004 in the original ARM business reflects the decreased proportion of license revenues earned in Q1 from strategic relationships which include revenue sharing arrangements.

Operating expenses
Total group operating expenses in the quarter were £37.2 million, including acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million. Excluding these charges, operating expenses in the quarter were £30.9 million of which £25.9 million related to the original ARM business and £5.0 million to PIPD.

Total research and development expenses were £14.7 million in Q1 2005, representing 27% of revenues. This compares to £13.0 million or 31% of revenues in Q4 2004 for the original ARM business. Total sales and marketing costs in Q1 2005 were £8.3 million or 15% of revenues compared to £6.3 million or 15% of revenues in Q4 2004 for the original ARM business. Total general and administration expenses in Q1 2005 were £7.8 million, representing 14% of revenues compared to £6.8 million or 16% of revenues in Q4 2004 for the original ARM business.

Operating margins
Operating margin in Q1 2005 was 20.9% compared to 8.2% in Q4 2004. Operating margin, excluding acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million, was 32.4% (4.1) in Q1 2005 compared to 29.4% (4.2) , excluding non-recurring and acquisition-related charges of £8.2 million and other deferred stock-based compensation of £0.6 million, in Q4 2004 for the original ARM business. Operating margin of 32.4% in Q1 comprises 31.7% in the original ARM business and 34.9% in PIPD.

Interest receivable
Total interest receivable in Q1 2005 was £1.0 million, compared to £1.9 million in Q4 2004. The reduction arises from lower average cash balances in Q1 compared to Q4 2004 as the total cash paid in consideration and transaction expenses on the acquisition of Artisan at the end of 2004 was greater than the cash acquired with Artisan. Further, of the net group cash position of £141.8 million at 31 March 2005, £83.7 million was held in US dollar bank accounts which typically earn interest at lower rates than sterling cash deposits.

Earnings and taxation
Income before income tax in Q1 2005 was £12.5 million compared to £5.3 million in Q4 2004. Income before income tax, excluding acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million, was £18.8 million. The group’s effective tax rate under US GAAP in Q1 2005 was 27.6%, reflecting the availability of research and development tax credits in the UK and the US.

First quarter fully diluted earnings per share prepared under US GAAP were 0.6 pence (3.6 cents per ADS**) compared to earnings per share of 0.4 pence (2.4 cents per ADS**) in Q4 2004. Earnings per fully diluted share in Q1 2005, before acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million, were 1.0 (4.7) pence per share (5.4 cents per ADS**) compared to 1.1 pence(4.8) (6.4 cents per ADS**) in Q4 2004, before non-recurring and acquisition-related charges of £8.2 million and other deferred stock-based compensation of £0.6 million.

Balance sheet and cash flow
Intangible assets at 31 March 2005 were £419.8 million, comprising goodwill of £348.8 million and other intangible assets of £71.0 million, compared to £340.4 million and £74.6 million respectively at 31 December 2004. The increase in goodwill in Q1 2005 is due primarily to foreign exchange movements. Goodwill is no longer amortized under US GAAP but is subject to impairment on at least an annual basis. The other intangible assets are being amortized through the profit and loss account over a weighted average period of 5 years.

Accounts receivable at 31 March 2005 were £43.9 million, compared to £34.3 million at 31 December 2004 due primarily to the different timing profile of invoicing in Q1 2005 compared to Q4 2004. The allowance against receivables was £1.2 million at 31 March 2005 compared to £1.5 million at 31 December 2004. Deferred revenues were £21.8 million at the end of Q1 2005 compared to £21.4 million at 31 December 2004.

Pro forma net cash generation in the quarter, before cash costs of £14.3 million related to the acquisition of Artisan, was £13.2 million(4.6) . The consolidated cash, cash equivalents, short-term investments and marketable securities balance was £141.8 million(4.4) at 31 March 2005.

Introduction of International Financial Reporting Standards (IFRS)
ARM reports results quarterly in accordance with US GAAP. At 30 June and 31 December each year, in addition to the US GAAP results, ARM has also disclosed results under UK GAAP. Following the introduction of IFRS with effect from 1 January 2005, ARM will continue to report quarterly results under US GAAP but will now disclose results additionally under IFRS at 30 June and 31 December. ARM will disclose IFRS numbers for the first time in July 2005 for the six month period to 30 June 2005.

The principal impact on ARM’s results of the introduction of IFRS in the place of UK GAAP is expected to arise as a result of IFRS 2, whereby the fair value of employee stock options issued after 7 November 2002 and outstanding at 31 December 2004 will be charged to the profit and loss account. Under UK GAAP the fair value of stock options was not charged to the profit and loss account. ARM has, however, disclosed in the US GAAP section of its Annual Report since 1998, the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No.123 (“Accounting for stock-based compensation”) to stock-based employee compensation.

It is expected that ARM will continue to write off research and development expenditure to the profit and loss account as incurred under IFRS. Goodwill and other intangible assets are also reported differently under IFRS than under UK GAAP, with goodwill being capitalized but not amortized and separately identifiable intangible assets being capitalized on acquisition and amortized over their estimated useful lives. The IFRS treatment is similar to the current treatment under US GAAP.

People
ARM had 1,179 full time employees at the end of Q1 2005, compared to 1,171 at the end of 2004. At 31 March 2005, the group had 541 employees based in the UK, 458 in the US, 81 in Continental Europe, 59 in India and 40 in the Asia Pacific region.

Legal matters
In May 2002, Nazomi Communications, Inc. filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the accused technology does not infringe. In September 2003, the United States District Court of Northern California granted ARM’s motion, holding that the accused technology does not infringe Nazomi’s patent. Nazomi appealed the District Court’s ruling. On 7 September 2004, the Court of Appeals for the Federal Circuit heard the appeal.

On 11 April 2005, the Court of Appeals sent the case back to the District Court for a more detailed analysis of the original claim construction and further analysis in support of its non-infringement ruling. The Court of Appeals did not reject the District Court’s ultimate conclusion, but held that the District Court had not provided sufficient information for a proper appellate review. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

CONTACTS:
Sarah Marsland/James Melville-Ross/Juliet Clarke	Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0)1628 427800

     ARM Holdings plc
First Quarter Results – US GAAP

	Quarter ended 31 March 2005 Unaudited	Quarter ended 31 March 2004 Unaudited	Quarter ended 31 March 2005(1) Unaudited

	£‘000	£‘000	$‘000
Revenues
Product revenues	51,372	31,382	97,093
Service revenues	3,645	3,606	6,889

Total revenues	55,017	34,988	103,982

Cost of revenues
Product costs	(4,913)	(1,378)	(9,286)
Service costs	(1,410)	(1,322)	(2,665)

Total cost of revenues	(6,323)	(2,700)	(11,951)

Gross profit	48,694	32,288	92,031

Research and development	(14,723)	(12,099)	(27,826)
Sales and marketing	(8,284)	(5,704)	(15,657)
General and administration	(7,837)	(6,291)	(14,812)
Deferred stock-based compensation	(2,360)	(258)	(4,460)
Amortization of intangibles purchased through business combination	(3,967)	(25)	(7,498)

Total operating expenses	(37,171)	(24,377)	(70,253)

Income from operations	11,523	7,911	21,778
Interest, net	1,009	1,504	1,907

Income before income tax	12,532	9,415	23,685
Provision for income taxes	(3,453)	(2,782)	(6,526)

Net income	9,079	6,633	17,159

Net income	9,079	6,633	17,159
Other comprehensive income:
Foreign currency adjustments	8,744	(249)	16,526
Unrealized holding gain /(loss) on available-for-
sale securities, net of tax of £692,000 (2004:	(1,614)	353	(3,050)
£17,000)

Total comprehensive income	16,209	6,737	30,635

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,424,612	1,043,795
Earnings per share – pence	0.6	0.6
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	474,871	347,932
Earnings per ADS – cents	3.6	3.5

(1) US dollar amounts have been translated from sterling at the 31 March 2005 closing rate of $1.89=£1 (see note 1)

ARM Holdings plc
Consolidated balance sheet-US GAAP

	31 March 2005 Unaudited	31 December 2004 Audited	31 March 2005(1) Unaudited

	£‘000	£‘000	$‘000
Assets
Current assets:
Cash and cash equivalents	93,816	110,561	177,312
Short-term investments	24,956	5,307	47,167
Marketable securities	21,975	21,511	41,533
Accounts receivable, net of allowance of
£1,165,000 in 2005 and £1,451,000 in 2004	43,875	34,347	82,924
Inventory: finished goods	909	897	1,718
Prepaid expenses and other assets	17,198	16,001	32,504

Total current assets	202,729	188,624	383,158

Long-term marketable securities	1,038	5,438	1,961
Deferred income taxes	3,324	2,529	6,282
Property and equipment, net	13,202	14,117	24,952
Goodwill	348,801	340,416	659,234
Other intangible assets	71,040	74,578	134,266
Investments	9,659	12,235	18,256

Total assets	649,793	637,937	1,228,109

Liabilities and shareholders’ equity
Accounts payable	3,890	4,110	7,352
Income taxes payable	10,084	6,345	19,059
Personnel taxes	1,235	1,123	2,334
Accrued liabilities (see note 2)	19,968	38,600	37,740
Deferred revenue	21,807	21,355	41,215
Dividends payable	5,759	-	10,884

Total current liabilities	62,743	71,533	118,584

Accrued liabilities	1,759	1,732	3,325
Deferred income taxes	10,729	12,345	20,278

Total liabilities	75,231	85,610	142,187

Shareholders’ equity
Ordinary shares	688	675	1,300
Additional paid-in capital	423,302	414,133	800,041
Deferred compensation	(9,480)	(12,083)	(17,917)
Treasury stock, at cost	(7,485)	(7,485)	(14,147)
Retained earnings	156,741	153,421	296,241
Accumulated other comprehensive income:
Unrealized holding gain on available-for-sale
securities, net of tax of £1,385,000 (2004:
£2,077,000)	4,561	6,175	8,620
Cumulative translation adjustment	6,235	(2,509)	11,784

Total shareholders’ equity	574,562	552,327	1,085,922

Total liabilities and shareholders’ equity	649,793	637,937	1,228,109

(1) US dollar amounts have been translated from sterling at the 31 March 2005 closing rate of $1.89=£1 (see note 1)

Notes to the Financial Statements
(1) Basis of preparation – reporting currency
The Group prepares and reports its financial statements in UK sterling. Purely for the convenience of the reader, the US GAAP income statement and balance sheet have been translated from sterling at the closing rate on 31 March 2005 of $1.89=£1. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that or at any other rate.

(2) Accrued liabilities
Accrued liabilities under US GAAP of £20.0 million (2004: £38.6 million) includes: £nil million (2004: £14.3 million) for acquisition-related expenses, £1.1 million (2004: £4.4 million) for staff costs and £2.1 million (2004: £2.8 million) representing the fair value of embedded derivatives.

(3) Consolidated statement of changes in shareholders’ equity

	Share capital £‘000	Additional paid-in capital £‘000	Deferred compensation £‘000	Treasury stock £‘000	Retained earnings £‘000	Unrealized holding gain £‘000	Cumulative translation adjustment £‘000	Total £‘000

At 1 January 2005	675	414,133	(12,083)	(7,485)	153,421	6,175	(2,509)	552,327
Shares issued on exercise of options	13	9,412	-	-	-	-	-	9,425
Net income	-	-	-	-	9,079	-	-	9,079
Dividends	-	-	-	-	(5,759)	-	-	(5,759)
Unrealized holding gains on
available-for-sale securities	-	-	-	-	-	(1,614)	-	(1,614)
Deferred compensation arising on
share schemes	-	(181)	181	-	-	-	-	-
Amortization of deferred compensation	-	-	2,360	-	-	-	-	2,360
Reversal of unearned compensation	-	(62)	62	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	-	8,744	8,744

At 31 March 2005	688	423,302	(9,480)	(7,485)	156,741	4,561	6,235	574,562

(4) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude one-off non-recurring charges and acquisition-related charges. All figures in £‘000 unless otherwise stated.

	(4.1) Q1 2005	(4.2) Q4 2004	(4.3) Q1 2004

Income from operations	11,523	3,417	7,911
Non-recurring charge – technology license agreement	-	4,510	-
Acquisition-related charge – in-process research and development	-	3,256	-
Acquisition-related charge – amortization of intangibles	3,967	456	25
Acquisition-related charge – deferred stock-based compensation	2,066	-	-
Other deferred stock-based compensation	294	565	258

Pro forma income from operations	17,850	12,204	8,194

As % of revenue	32.4%	29.4%	23.4%

	(4.4)	(4.5)
	31 March	31 December
	2005	2004
Cash and cash equivalents	93,816	110,561
Short-term investments	24,956	5,307
Short-term marketable securities	21,975	21,511
Long-term marketable securities	1,038	5,438

Pro forma cash	141,785	142,817

(4.6) Q1 2005

Pro forma cash at 31 March 2005 (as above)	141,785
Less: pro forma cash at 31 December 2004 (as above)	(142,817)
Add back: acquisition-related expenses	14,260

Pro forma net cash generation	13,228

	(4.7) Q1 2005)		(4.8) Q4 2004		(4.9) Q1 2004

Net income	9,079		4,509		6,633
Non-recurring charge – technology license agreement	-		4,510		-
Acquisition-related charge – in-process research and development	-		3,256		-
Acquisition-related charge – amortization of intangibles	3,967		456		25
Acquisition-related charge – deferred stock-based compensation	2,066		-		-
Other deferred stock-based compensation	294		565		258
Estimated tax impact of above charges	(1,831)		(1,353)		-

Pro forma net income	13,575		11,943		6,916

Dilutive shares (‘000)	1,424,612		1,071,645		1,043,795
Pro forma diluted EPS	1.0	p	1.1	p	0.7	p

(4.10) Q1 2004 $‘000

ARM reported dollar revenues	62,250
Artisan reported dollar revenues (quarter ended 31 March 2004)	21,368

Aggregate ARM and Artisan dollar revenues	83,618

Note

     The results shown for Q1 2005 are unaudited.

     The results for ARM for Q1 2005 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2004 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2003.

     This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

     More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. and in the Listing Particulars dated 19 November 2004.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2004 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM7, ARM9, ARM926EJ-S, ARM11, SC100, Cortex and DesignStart are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., Axys GmbH; ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV.; and ARM Embedded Solutions Pvt. Ltd.